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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   AMARU, INC.
                 (Name of Small Business Issuer in its charter)

                NEVADA                                   88-0490089
     (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                  Identification No.)

 120 NEWPORT CENTER DR., SUITE 200, NEWPORT BEACH, CALIFORNIA 92660

(Address of principal executive offices)                    (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)



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                                       PART F/S

         The financial statements and supplemental data required by Item 310 of Regulation S-B for the quarter ended March 31, 2001 are attached hereto.



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                                   AMARU, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                   AS OF MARCH 31, 2001 AND DECEMBER 31, 2000
                                   (UNAUDITED)

                                                         MARCH 31,  DECEMBER 31,
                                                           2001        2000
                                                         --------    --------

ASSETS
     Current assets
Cash                                                     $ 4,101     $ 4,101
Account receivable from shareholder                           67          67
                                                         --------    --------

     Total assets                                        $ 4,168     $ 4,168
                                                         ========    ========



LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
Accounts payable                                         $     0     $     0

     Shareholders' equity
Preferred stock (par value $0.001) 5,000,000 shares
  authorized none issued
Common stock (par value $0.001) 20,000,000 shares
  authorized; 1,952,500 issued and outstanding             1,953       1,953
Paid in capital                                            4,197       4,197
Deficit accumulated during development stage              (1,982)     (1,982)
                                                         --------    --------

     Total shareholders' equity                            4,168       4,168
                                                         --------    --------

     Total liabilities and shareholders' equity          $ 4,168     $ 4,168
                                                         ========    ========




   The accompanying notes to financial statements are an integral part of this statement

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

                                   AMARU, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
 FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND FROM INCEPTION TO MARCH 31, 2000
                                   (UNAUDITED)




                                                               FOR THE THREE     FROM INCEPTION
                                                             MONTHS ENDED MARCH MARCH 10 TO MARCH
                                                                 31, 2001          31, 2000
                                                              --------------    --------------
Income                                                        NO ACTIVITY       $           -
                                                              FOR THE THREE
Legal and corporate registration fees                         MONTHS                    1,982
                                                              --------------    --------------

Net (loss)                                                                      $      (1,982)
                                                              ==============    ==============

Net (loss) per share                                                N\A         $      (0.001)
                                                              ==============    ==============
Weighted average number of common shares outstanding              1,952,500         1,800,000
                                                              ==============    ==============

               The accompanying notes to financial statements are an integral part of this statement


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

                                   AMARU, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
 FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND FROM INCEPTION MARCH 10 TO MARCH 30, 2000
                                   (UNAUDITED)

                                                                     FOR THE THREE    FROM INCEPTION
                                                                      MONTHS ENDED      MARCH 10 TO
                                                                     MARCH 31, 2001    MARCH 31, 2000
                                                                     --------------    --------------
CASH FLOW FROM OPERATING ACTIVITIES
     Net (loss)                                                      $NO ACTIVITY      $      (1,982)
     Shares issued for legal services                                   DURING                   900
Increase (decrease) in operating liabilities-accounts payable         THE THREE                  182
                                                                       MONTHS
                                                                     --------------    --------------
Cash flow from operating activities                                                             (900)


CASH FLOW FROM FINANCING ACTIVITIES
     Proceeds from sale of stock                                                                 900
                                                                     --------------    --------------

Cash flow from all activities                                                                      -

Cash balance at beginning of period                                          4,101                 -
                                                                     --------------    --------------

Cash balance at end of year                                          $       4,101     $           -
                                                                     ==============    ==============



The accompanying notes to financial statements are an integral part of this statement


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

                                   AMARU, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF SHAREHOLDERS' EQUITY
 FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND FROM INCEPTION MARCH 10 TO MARCH 31, 2000
                                   (UNAUDITED)


                                                                                                        Deficit
                                                               COMMON STOCK                           accumulated
                                              --------------------------------------------------           in
                                                Number of          Par value       Additional         development
                                                 shares             $(0.001)     Paid-in capital         stage
                                              --------------    --------------    --------------    --------------
Common stock issued for cash at par value
March 10, 2000                                      900,000     $         900

Common stock issued for legal services at           900,000               900
par value March 10, 2000

Net (loss) during period                                                                                   (1,982)
                                              --------------    --------------    --------------    --------------

Balance at March 31, 2000                         1,800,000     $       1,800                       $      (1,982)
                                              ==============    ==============    ==============    ==============


                                                                                                        Deficit
                                                               COMMON STOCK                           accumulated
                                              --------------------------------------------------           in
                                                Number of          Par value       Additional         development
                                                 shares             $(0.001)     Paid-in capital         stage
                                              --------------    --------------    --------------    --------------

Balance December 31, 2000                         1,952,500     $       1,953     $       4,197     $      (1,982)

NO ACTIVITY DURING THE
THREE MONTHS

                                              --------------    --------------    --------------    --------------

Balance at March 31, 2001                         1,952,500     $       1,953     $       4,197     $      (1,982)
                                              ==============    ==============    ==============    ==============

               The accompanying notes to financial statements are an integral part of this statement



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                                   AMARU, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
    FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND FROM INCEPTION MARCH 10 TO
                           MARCH 31, 2000 (UNAUDITED)

GENERAL

         Amaru, Inc. ("the Company") is a Nevada corporation incorporated March 10, 2000. The Company is in the development stage and its intent is to operate as a capital market access corporation and to acquire one or more existing businesses through merger or acquisition. The Company has had no business activity to date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company is expensing all start up expenses in accordance with AICPA Statements of Position 98-5.

         The Company uses the asset and liability method of accounting for income taxes. Because the Company is the development stage no benefit is realized for the net operating loss carry-forward due to the uncertainty of its realization.

         Earnings per share is computed using the weighted average number of common shares outstanding.

RELATED PARTY TRANSACTIONS

         The Company's officers receive no compensation for Company activity and the Company has reflected no expense in the statement of operations.

         The Company has no rented office space but uses the offices of one of the shareholders at no cost to the Company.

         The loan to shareholder $67 is due on demand and is non-interest bearing.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 2000 they issued SAFS No. 138 expanding the scope of SFAS No. 133 and to become effective after June 15, 2000. The Company has no derivative instruments and is not engaged in hedging activities. The Company will adopt the statements as required.

In December 1999 the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 101--Revenue Recognition. The bulletin expresses the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. The implementation date is December 15, 1999. The adoption of this pronouncement did not have any effect on the Company's statements.


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                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   AMARU, INC.

                                   By:   \s\ Diane Byman
                                       --------------------------------------
                                       Diane Byman, President and Director

                                   Dated: July 3, 2001